Exhibit 99.1

Manchester United plc

Interim report (unaudited) for the three and nine months

ended 31 March 2016

Contents

Management’s discussion and analysis of financial condition and results of operations	2
Interim consolidated income statement for the three and nine months ended 31 March 2016 and 2015	12
Interim consolidated statement of comprehensive income for the three and nine months ended 31 March 2016 and 2015	13
Interim consolidated balance sheet as of 31 March 2016, 30 June 2015 and 31 March 2015	14
Interim consolidated statement of changes in equity for the nine months ended 31 March 2016, the three months ended 30 June 2015 and the nine months ended 31 March 2015	16
Interim consolidated statement of cash flows for the three and nine months ended 31 March 2016 and 2015	17
Notes to the interim consolidated financial statements	18

Manchester United plc

Management’s discussion and analysis of financial condition and results of operations

GENERAL INFORMATION AND FORWARD-LOOKING STATEMENTS

The following Management’s discussion and analysis of financial condition and results of operations should be read in conjunction with the interim consolidated financial statements and notes thereto included as part of this report. This report contains forward-looking statements. You should not place undue reliance on such statements because they are subject to numerous risks and uncertainties relating to Manchester United plc’s (“the Company”) operations and business environment, all of which are difficult to predict and many are beyond the Company’s control. Forward-looking statements include information concerning the Company’s possible or assumed future results of operations, including descriptions of its business strategy. These statements often include words such as “may,” “might,” “will,” “could,” “would,” “should,” “expect,” “plan,” “anticipate,” “intend,” “seek,” “believe,” “estimate,” “predict,” “potential,” “continue,” “contemplate,” “possible” or similar expressions. The forward-looking statements contained in this interim report are based on our current expectations and estimates of future events and trends, which affect or may affect our businesses and operations. You should understand that these statements are not guarantees of performance or results. They involve known and unknown risks, uncertainties and assumptions. Although the Company believes that these forward-looking statements are based on reasonable assumptions, you should be aware that many factors could affect its actual financial results or results of operations and could cause actual results to differ materially from those in these forward-looking statements. These factors are more fully discussed in the “Risk Factors” section and elsewhere in the Company’s Annual Report on Form 20-F for the year ended 30 June 2015, as filed with the Securities and Exchange Commission on 15 October 2015 (File No. 001-35627).

GENERAL

Manchester United is one of the most popular and successful sports team in the world, playing one of the most popular spectator sports on Earth. Through our 138-year heritage we have won 62 trophies, including a record 20 English league titles, enabling us to develop what we believe is one of the world’s leading sports brands and a global community of 659 million followers. Our large, passionate community provides Manchester United with a worldwide platform to generate significant revenue from multiple sources, including sponsorship, merchandising, product licensing, media & content, broadcasting and matchday. We attract leading global companies such as adidas, Aon, and General Motors (Chevrolet) that want access and exposure to our community of followers and association with our brand.

RESULTS OF OPERATIONS

Three months ended 31 March 2016 as compared to the three months ended 31 March 2015

	Three months ended 31 March (in £ millions)		% Change
			2016 over
	2016	2015	2015
Revenue	123.4	95.0	29.9%
Commercial revenue	65.8	47.8	37.7%
Broadcasting revenue	27.8	21.7	28.1%
Matchday revenue	29.8	25.5	16.9%
Total operating expenses	(102.2)	(99.0)	3.2%
Employee benefit expenses	(56.2)	(50.2)	12.0%
Other operating expenses	(22.3)	(19.4)	14.9%
Depreciation	(2.5)	(2.5)	—
Amortization	(21.2)	(25.7)	(17.5)%
Exceptional items	—	(1.2)	—
Profit/(loss) on disposal of players’ registrations	2.0	(1.6)	—
Net finance costs	(3.6)	(5.8)	(37.9)%
Tax (expense)/credit	(5.9)	8.5	—

Revenue

Our consolidated revenue for the three months ended 31 March 2016 was £123.4 million, an increase of £28.4 million, or 29.9%, over the three months ended 31 March 2015, as a result of an increase in all of our revenue sectors, as described below.

Commercial revenue

Commercial revenue for the three months ended 31 March 2016 was £65.8 million, an increase of £18.0 million, or 37.7%, over the three months ended 31 March 2015.

•                  Sponsorship revenue for the three months ended 31 March 2016 was £38.8 million, an increase of £1.3 million, or 3.5%, over the three months ended 31 March 2015;

•                  Retail, Merchandising, Apparel & Product Licensing revenue for the three months ended 31 March 2016 was £24.4 million, an increase of £16.8 million, or 221.1%, over the three months ended 31 March 2015, primarily due to the commencement of the new agreement with adidas from 1 August 2015, which included a step-up in minimum guaranteed revenues and the contribution from several businesses previously operated by Nike; and

•                  Mobile & Content revenue for the three months ended 31 March 2016 was £2.6 million, a decrease of £0.1 million, or 3.7%, over the three months ended 31 March 2015.

Broadcasting revenue

Broadcasting revenue for the three months ended 31 March 2016 was £27.8 million, an increase of £6.1 million, or 28.1%, over the three months ended 31 March 2015, primarily due to participation in UEFA competitions and one additional FAPL live broadcast games in the current quarter.

Matchday revenue

Matchday revenue for the three months ended 31 March 2016 was £29.8 million, an increase of £4.3 million, or 16.9%, over the three months ended 31 March 2015, primarily due to playing two UEFA Europa League home games in the current quarter.

Total operating expenses

Total operating expenses (defined as employee benefit expenses, other operating expenses, depreciation, amortization, and exceptional items) for the three months ended 31 March 2016 were £102.2 million, an increase of £3.2 million, or 3.2%, over the three months ended 31 March 2015.

Employee benefit expenses

Employee benefit expenses for the three months ended 31 March 2016 were £56.2 million, an increase of £6.0 million, or 12.0%, over the three months ended 31 March 2015, primarily due to renewals of existing player contracts, coupled with an uplift in annual player salaries due to in the UEFA Champions League.

Other operating expenses

Other operating expenses for the three months ended 31 March 2016 were £22.3 million, an increase of £2.9 million, or 14.9%, over the three months ended 31 March 2015, primarily due to retail, merchandising, apparel and licensing costs now being recognized in-house, plus an increase in matchday costs as a result of playing two UEFA competition home games in the quarter.

Depreciation

Depreciation for the three months ended 31 March 2016 was £2.5 million, which was unchanged from the three months ended 31 March 2015.

Amortization

Amortization, primarily of players’ registrations, for the three months ended 31 March 2016 was £21.2 million, a decrease of £4.5 million, or 17.5%, over the three months ended 31 March 2015. The unamortized balance of players’ registrations as of 31 March 2016 was £228.3 million.

Exceptional items

Exceptional items for the three months ended 31 March 2016 were £nil, compared to £1.2 million for the three months ended 31 March 2015.

Profit/(loss) on disposal of players’ registrations

Profit on disposal of players’ registrations for the three months ended 31 March 2016 was £2.0 million, compared to a loss of £1.6 million for the three months ended 31 March 2015.

Net finance costs

Net finance costs for the three months ended 31 March 2016 were £3.6 million, a decrease of £2.2 million, or 37.9%, over the three months ended 31 March 2015. The decrease was primarily due to a reduction in interest payable on the secured term loan facility and senior secured notes following the refinancing in June 2015.

Tax

The tax expense for the three months ended 31 March 2016 was £5.9 million, compared to a credit of £8.5 million for the three months ended 31 March 2015.

Nine months ended 31 March 2016 as compared to the nine months ended 31 March 2015

	Nine months ended 31 March (in £ millions)		% Change
	2016	2015	2016 over 2015
Revenue	380.8	289.4	31.6%
Commercial revenue	203.1	151.0	34.5%
Broadcasting revenue	92.7	66.9	38.6%
Matchday revenue	85.0	71.5	18.9%
Total operating expenses	(310.7)	(284.9)	9.1%
Employee benefit expenses	(170.8)	(148.3)	15.2%
Other operating expenses	(67.4)	(53.0)	27.2%
Depreciation	(7.5)	(7.4)	1.4%
Amortization	(65.0)	(73.9)	(12.0)%
Exceptional items	—	(2.3)	—
(Loss)/profit on disposal of players’ registrations	(4.8)	18.2	—
Net finance costs	(12.6)	(18.2)	(30.8)%
Tax (expense)/credit	(15.4)	1.5	—

Revenue

Our consolidated revenue for the nine months ended 31 March 2016 was £380.8 million, an increase of £91.4 million, or 31.6%, over the nine months ended 31 March 2015, as a result of an increase in all of our revenue sectors, as described below.

Commercial revenue

Commercial revenue for the nine months ended 31 March 2016 was £203.1 million, an increase of £52.1 million, or 34.5%, over the nine months ended 31 March 2015.

•                  Sponsorship revenue for the nine months ended 31 March 2016 was £122.5 million, an increase of £2.9 million, or 2.4%, over the nine months ended 31 March 2015;

•                  Retail, Merchandising, Apparel & Product Licensing revenue for the nine months ended 31 March 2016 was £72.4 million, an increase of £49.1 million, or 210.7%, over the nine months ended 31 March 2015, primarily due to the commencement of the new agreement with adidas from 1 August 2015, which included a step-up in minimum guaranteed revenues and the contribution from several businesses previously operated by Nike; and

•                  Mobile & Content revenue for the nine months ended 31 March 2016 was £8.2 million, an increase of £0.1 million, or 1.2%, over the nine months ended 31 March 2015.

Broadcasting revenue

Broadcasting revenue for the nine months ended 31 March 2016 was £92.7 million, an increase of £25.8 million, or 38.6%, over the nine months ended 31 March 2015, primarily due to participation in UEFA competitions and two additional domestic cup home games, partially offset by one fewer FAPL home game in the current year.

Matchday revenue

Matchday revenue for the nine months ended 31 March 2016 was £85.0 million, an increase of £13.5 million, or 18.9%, over the nine months ended 31 March 2015, primarily due to participation in UEFA competitions, partially offset by one fewer FAPL home game in the current year.

Total operating expenses

Total operating expenses (defined as employee benefit expenses, other operating expenses, depreciation, amortisation, and exceptional items) for the nine months ended 31 March 2016 were £310.7 million, an increase of £25.8 million, or 9.1%, over the nine months ended 31 March 2015.

Employee benefit expenses

Employee benefit expenses for the nine months ended 31 March 2016 were £170.8 million, an increase of £22.5 million, or 15.2%, over the nine months ended 31 March 2015, primarily due to increased player wages resulting from renewals of existing contracts, coupled with an uplift in annual player salaries due to participation in the UEFA Champions League.

Other operating expenses

Other operating expenses for the nine months ended 31 March 2016 were £67.4 million, an increase of £14.4 million, or 27.2%, over the nine months ended 31 March 2015, primarily due to retail, merchandising, apparel and licensing costs now being recognized in-house, plus an increase in matchday costs as a result of playing seven additional home games in the current year.

Depreciation

Depreciation for the nine months ended 31 March 2016 was £7.5 million, an increase of £0.1 million, or 1.4%, over the nine months ended 31 March 2015.

Amortization

Amortization, primarily of players’ registrations, for the nine months ended 31 March 2016 was £65.0 million, a decrease of £8.9 million, or 12.0%, over the nine months ended 31 March 2015.

Exceptional items

Exceptional items for the nine months ended 31 March 2016 were £nil, compared to £2.3 million for the nine months ended 31 March 2015.

(Loss)/profit on disposal of players’ registrations

Loss on disposal of players’ registrations for the nine months ended 31 March 2016 was £4.8 million, compared with a profit of £18.2 million for the nine months ended 31 March 2015. The loss on disposal of players’ registrations for the nine months ended 31 March 2016 primarily related to the disposal of Di Maria (Paris St-Germain).

Net finance costs

Net finance costs for the nine months ended 31 March 2016 were £12.6 million, a decrease of £5.6 million, or 30.8%, over the nine months ended 31 March 2015. The decrease was primarily due to a reduction in interest payable on the secured term loan facility and senior secured notes following the refinancing in June 2015.

Tax

The tax expense for the nine months ended 31 March 2016 was £15.4 million, compared to a credit of £1.5 million for the nine months ended 31 March 2015.

LIQUIDITY AND CAPITAL RESOURCES

Our primary cash requirements stem from the payment of transfer fees for the acquisition of players’ registrations, capital expenditure for the improvement of facilities at Old Trafford and the Aon Training Complex, payment of interest on our borrowings, employee benefit expenses, other operating expenses and dividends on our Class A ordinary shares and Class B ordinary shares. Historically, we have met these cash requirements through a combination of operating cash flow and proceeds from the transfer fees from the sale of players’ registrations. Our existing borrowings primarily consist of our secured term loan facility and our senior secured notes. Additionally, although we have not needed to draw any borrowings under our revolving credit facility since 2009, we have no intention of retiring our revolving credit facility and may draw on it in the future in order to satisfy our working capital requirements. We manage our cash flow interest rate risk where appropriate using interest rate swaps. Such interest rate swaps have the economic effect of converting borrowings from floating to fixed rates. We have US dollar borrowings that we use to hedge our US dollar sponsorship revenue exposure. We continue to evaluate our financing options and may, from time to time, take advantage of opportunities to repurchase or refinance all or a portion of our existing indebtedness to the extent such opportunities arise.

We paid quarterly cash dividends of $0.045 per share on our outstanding Class A and Class B ordinary shares on 15 October 2015, 7 January 2016 and 10 March 2016.  We expect to continue paying regular dividends to our Class A ordinary shareholders and Class B ordinary shareholders out of our operating cash flows. The declaration and payment of any future dividends, however, will be at the sole discretion of our board of directors or a committee thereof, and our expectations and policies regarding dividends are subject to change as our business needs, capital requirements or market conditions change.

Our business generates a significant amount of cash from our gate revenues and commercial contractual arrangements at or near the beginning of our fiscal year, with a steady flow of other cash received throughout the fiscal year. In addition, we generate a significant amount of our cash through advance receipts, including season tickets (which include general admission season tickets and seasonal hospitality tickets), most of which are received prior to the end of June for the following season. Our broadcasting revenue from the Premier League and UEFA are paid periodically throughout the season, with primary payments made in late summer, December, January and the end of the football season. Our sponsorship and other commercial revenue tends to be paid either quarterly or annually in advance. However, while we typically have a high cash balance at the beginning of each fiscal year, this is largely attributable to deferred revenue, the majority of which falls under current liabilities in the consolidated balance sheet, and this deferred revenue is unwound through the income statement over the course of the fiscal year. Over the course of a year, we use our cash on hand to pay employee benefit expenses, other operating expenses, interest payments and other liabilities as they become due. This typically results in negative working capital movement at certain times during the year. In the event it ever became necessary to access additional operating cash, we also have access to cash through our revolving credit facility. As of 31 March 2016, we had no borrowings under our revolving credit facility.

Our cost base is more evenly spread throughout the fiscal year than our cash inflows. Employee benefit expenses and fixed costs constitute the majority of our cash outflows and are generally paid throughout the 12 months of the fiscal year. Our working capital levels tend to be at their lowest in November, in advance of Premier League and UEFA broadcasting receipts in December.

In addition, transfer windows for acquiring and disposing of players’ registrations occur in January and the summer. During these periods, we may require additional cash to meet our acquisition needs for new players and we may generate additional cash through the sale of existing players’ registrations. Depending on the terms of the agreement, transfer fees may be paid or received by us in multiple installments, resulting in deferred cash paid or received. Although we have not historically drawn on our revolving credit facility during the summer transfer window, if we seek to acquire players with values substantially in excess of the values of players we seek to sell, we may be required to draw on our revolving credit facility to meet our cash needs.

Acquisition and disposal of players’ registrations also affects our current trade receivables and payables, which affects our overall working capital. Our trade receivables include accrued income from sponsors as well as transfer fees receivable from other football clubs, whereas our trade payables include transfer fees and other associated costs in relation to the acquisition of players’ registrations.

Cash Flow

The following table summarizes our cash flows for the nine months ended 31 March 2016 and 2015:

	Nine months ended 31 March (in £ millions)
	2016	2015
Cash flows from operating activities
Cash generated from operations	45.6	45.7
Interest paid	(11.5)	(24.1)
Debt finance costs relating to borrowings	—	(0.8)
Interest received	0.2	0.4
Income tax paid	(1.9)	(2.3)
Net cash generated from operating activities	32.4	18.9
Cash flows from investing activities
Purchases of property, plant and equipment	(0.8)	(4.1)
Purchases of players’ registrations and other intangible assets	(112.9)	(101.3)
Proceeds from sale of players’ registrations	36.7	20.2
Net cash used in investing activities	(77.0)	(85.2)
Cash flows from financing activities
Proceeds from borrowings	—	4.7
Repayment of borrowings	(0.3)	(0.3)
Dividends paid	(15.0)	—
Net cash (used in)/generated from financing activities	(15.3)	4.4
Net decrease in cash and cash equivalents (1)	(59.9)	(61.9)

(1) Excludes the effects of exchange rate changes on cash and cash equivalents.

Net cash generated from operating activities

Net cash generated from operations represents our operating results and net movements in our working capital. Our working capital is generally impacted by the timing of cash received from the sale of tickets and hospitality and other matchday revenues, broadcasting revenue from the Premier League and UEFA and sponsorship and commercial revenue. Cash generated from operations for the nine months ended 31 March 2016 produced a cash inflow of £45.6 million, a decrease of £0.1 million from an inflow of £45.7 million for the nine months ended 31 March 2015.

Additional changes in net cash generated from operating activities generally reflect our finance costs. We currently pay fixed rates of interest on our senior secured notes and variable rates of interest on our secured term loan facility. We have an interest rate swap which has the economic effect of converting interest on our secured term loan facility from variable rates to a fixed rate. Net cash generated from operating activities for the nine months ended 31 March 2016 was £32.4 million, an increase of £13.5 million from net cash generated of £18.9 million for the nine months ended 31 March 2015.

Net cash used in investing activities

Capital expenditure for the acquisition of players as well as for improvements to property, principally at Old Trafford and the Aon Training Complex, are funded through cash flow generated from operations, proceeds from the sale of players’ registrations and, if necessary, from our revolving credit facility. Capital expenditure on the acquisition, disposal and trading of players’ registrations tends to vary significantly from year to year depending on the requirements of our first team, overall availability of players, our assessment of their relative value and competitive demand for players from other clubs. By contrast, capital expenditure on the purchase of property, plant and equipment tends to remain relatively stable as we continue to make improvements at Old Trafford and invest in our training facility, the Aon Training Complex.

Net cash used in investing activities for the nine months ended 31 March 2016 was £77.0 million, a decrease of £8.2 million from £85.2 million for the nine months ended 31 March 2015.

For the nine months ended 31 March 2016, net property, plant and equipment capital expenditure was £0.8 million, a decrease of £3.3 million from £4.1 million for the nine months ended 31 March 2015.

For the nine months ended 31 March 2016, net player and other intangible assets capital expenditure was £76.2 million, a decrease of £4.9 million from £81.1 million for the nine months ended 31 March 2015.

Net cash used in financing activities

Net cash used in financing activities for the nine months ended 31 March 2016 was £15.3 million, an increase of £19.7 million from net cash generated of £4.4 million for the nine months ended 31 March 2015.

Indebtedness

Our primary sources of indebtedness consist of our secured term loan facility and our senior secured notes. As part of the security for our secured term loan facility, our senior secured notes and our revolving credit facility, substantially all of our assets are subject to liens and mortgages.

Description of principal indebtedness

Secured term loan

Our wholly-owned finance subsidiary, MU Finance plc, has a secured term loan facility with Bank of America, N.A. As of 31 March 2016 the sterling equivalent of £154.2 million (net of unamortized issue costs of £2.8 million) was outstanding under our secured term loan facility. The outstanding principal amount was $225.0 million. We have the option to repay the loan at any time. The remaining balance of the loan is repayable on 26 June 2025.

Loans under the secured term loan facility bear interest at a rate per annum equal to US dollar LIBOR (provided that if the rate is less than zero, LIBOR shall be deemed to be zero) plus the applicable margin. The applicable margin, if no event of default has occurred and is continuing, means the following:

Total net leverage ratio (as defined in the secured term loan facility agreement)	Margin % (per annum)
Greater than 3.5	1.75
Greater than 2.0 but less than or equal to 3.5	1.50
Less than or equal to 2.0	1.25

While any event of default is continuing, the applicable margin shall be the highest level set forth above.

Our secured term loan facility is guaranteed by Red Football Limited, Red Football Junior Limited, Manchester United Limited, Manchester United Football Club Limited and MU Finance plc and secured against the assets of those entities.

The secured term loan facility contains a financial maintenance covenant  requiring us to maintain consolidated profit/loss for the period before depreciation, amortization of, and profit on disposal of, players’ registrations, exceptional items, net finance costs, and tax (“EBITDA”) of not less than £65 million for each 12 month testing period. We are able to claim certain dispensations from complying with the consolidated EBITDA floor up to twice (in non-consecutive years) during the life of the secured term loan facility if we fail to qualify for the first round group stages (or its equivalent from time to time) of the Champions League.

Senior secured notes

Our wholly-owned finance subsidiary, MU Finance plc, issued $425 million in aggregate principal amount of 3.79% senior secured notes due 2027. As of 31 March 2016 the sterling equivalent of £292.1 million (net of unamortized issue costs of £4.4 million) was outstanding. The outstanding principal amount was $425.0 million. The notes mature on 25 June 2027.

The notes are guaranteed by Red Football Limited, Red Football Junior Limited, Manchester United Limited and Manchester United Football Club Limited and are secured against substantially all of the assets of those entities.

The note purchase agreement governing the notes contains a financial maintenance covenant requiring us to maintain consolidated EBITDA of not less than £65 million for each 12 month testing period. We are able to claim certain dispensations from complying with the consolidated EBITDA floor up to twice (in non-consecutive years) during the life of the notes if we fail to qualify for the first round group stages (or its equivalent from time to time) of the Champions League.

The note purchase agreement governing the notes contains events of default typical for securities of this type, as well as customary covenants and restrictions on the activities of Red Football Limited and each of Red Football Limited’s subsidiaries, including, but not limited to, the incurrence of additional indebtedness; dividends or distributions in respect of capital stock or certain other restricted payments or investments; entering into agreements that restrict distributions from restricted subsidiaries; the sale or disposal of assets, including capital stock of restricted subsidiaries; transactions with affiliates; the incurrence of liens; and mergers, consolidations or the sale of substantially all of Red Football Limited’s assets. The covenants in the note purchase agreement governing the notes are subject to certain thresholds and exceptions described in the note purchase agreement governing the notes.

The notes may be redeemed in part, in an amount not less than 5% of the aggregate principal amount of the notes then outstanding, or in full, at any time at 100% of the principal amount plus a “make-whole” premium of an amount equal to the discounted value (based on the US Treasury rate) of the remaining interest payments due on the notes up to 25 June 2027.

Revolving credit facility

Our revolving facilities agreement allows MU Finance plc (or any direct or indirect subsidiary of Red Football Limited that becomes a borrower thereunder) to borrow up to £125 million, plus (subject to certain conditions) the ability to incur a further £25 million by way of incremental facilities, from a syndicate of lenders with Bank of America Merrill Lynch International Limited as agent and security trustee. As of 31 March 2016, we had no outstanding borrowings and had £125 million (exclusive of capacity under the incremental facilities) in borrowing capacity under our revolving credit facility agreement.

Our initial revolving facility is scheduled to expire on 26 June 2021 (although it may be possible for any subsequent incremental facility thereunder to expire at a later date). Any amount still outstanding at that time will be due in full immediately on the applicable expiry date.

Our revolving credit facility is guaranteed by Red Football Limited, Red Football Junior Limited, Manchester United Limited, Manchester United Football Club Limited and MU Finance plc and secured against substantially all of the assets of those entities.

Alderley facility

The Alderley facility consists of a bank loan to Alderley Urban Investments Limited, a subsidiary of Manchester United Limited. The loan attracts interest at LIBOR plus 1%. As of 31 March 2016, £4.7 million was outstanding under the Alderley facility, £1.1 million of the loan is repayable in quarterly installments through July 2018, and the remaining balance of £3.6 million is repayable at par on 9 July 2018. The loan is secured against the Manchester International Freight Terminal which is owned by Alderley Urban Investments Limited.

RESEARCH AND DEVELOPMENT, PATENTS AND LICENSES, ETC.

We do not conduct research and development activities.

OFF BALANCE SHEET ARRANGEMENTS

Transfer fees payable

Under the terms of certain contracts with other football clubs in respect of player transfers, additional amounts would be payable by us if certain specific performance conditions are met. We estimate the fair value of any contingent consideration at the date of acquisition based on the probability of conditions being met and monitor this on an ongoing basis. A provision of £11.5 million relating to this contingent consideration has been recognized on our balance sheet as of 31 March 2016, and the maximum additional amount that could be payable as of that date is £34.6 million.

Transfer fees receivable

Similarly, under the terms of contracts with other football clubs for player transfers, additional amounts would be payable to us if certain specific performance conditions are met. In accordance with the recognition criteria for contingent assets, such amounts are only disclosed by the Company when probable and recognised when virtually certain. As of 31 March 2016, we believe receipt of £1.3 million to be probable.

Other commitments

In the ordinary course of business, we enter into operating lease commitments and capital commitments. These transactions are recognised in the consolidated financial statements in accordance with International Financial Reporting Standards (“IFRS”), as issued by the International Accounting Standards Board (“IASB”), and are more fully disclosed therein.

As of 31 March 2016, we had not entered into any other off-balance sheet transactions.

TABULAR DISCLOSURE OF CONTRACTUAL OBLIGATIONS

Contractual Obligations

The following table summarizes our contractual obligations as of 31 March 2016:

	Payments due by period(1)
	Less than 1 year	1-3 years	3-5 years	More than five years	Total
	(in £ thousands)
Long-term debt obligations(2)	17,671	38,784	34,415	549,141	640,011
Finance lease obligations	—	—	—	—	—
Operating lease obligations(3)	2,582	5,062	201	4,049	11,894
Purchase obligations(4)	160,355	19,862	551	—	180,768
Other long-term liabilities	—	—	—	—	—
Total	180,608	63,708	35,167	553,190	832,673

(1)             This table reflects contractual non-derivative financial obligations including interest and operating lease payments and therefore differs from the carrying amounts in our consolidated financial statements.

(2)             As of 31 March 2016, we had $225.0 million of our secured term loan facility outstanding and $425.0 million of our senior secured notes outstanding. Other long-term indebtedness consists of a bank loan to Alderley Urban Investments Limited, a subsidiary of Manchester United Limited. As of 31 March 2016, we had £4.7 million outstanding under the Alderley facility.

(3)             We enter into operating leases in the normal course of business. Most lease arrangements provide us with the option to renew the leases at defined terms. The future operating lease obligations would change if we were to exercise these options, or if we were to enter into additional new operating leases.

(4)             Purchase obligations include current and non-current obligations related to the acquisition of players’ registrations, inventory and capital commitments. Purchase obligations do not include contingent transfer fees of £34.6 million which are potentially payable by us if certain specific performance conditions are met.

Except as disclosed above and in note 29.3 to the unaudited interim consolidated financial statements as of and for the three and nine months ended 31 March 2016 included elsewhere in this interim report, as of 31 March 2016, we did not have any material contingent liabilities or guarantees.

Manchester United plc

Interim consolidated income statement - unaudited

		Three months ended 31 March		Nine months ended 31 March
	Note	2016 £’000	2015 £’000	2016 £’000	2015 £’000
Revenue	6	123,444	94,970	380,770	289,401
Operating expenses	7	(102,168)	(98,976)	(310,578)	(284,864)
Profit/(loss) on disposal of players’ registrations	9	1,950	(1,556)	(4,838)	18,204
Operating profit/(loss)		23,226	(5,562)	65,354	22,741
Finance costs		(3,747)	(5,904)	(12,925)	(18,381)
Finance income		185	37	290	136
Net finance costs	10	(3,562)	(5,867)	(12,635)	(18,245)
Profit/(loss) before tax		19,664	(11,429)	52,719	4,496
Tax (expense)/credit	11	(5,903)	8,555	(15,391)	1,519
Profit/(loss) for the period		13,761	(2,874)	37,328	6,015

Earnings/(loss) per share during the period:
Basic earnings/(loss) per share (pence)	12	8.40	(1.75)	22.78	3.67
Diluted earnings/(loss) per share (pence)	12	8.38	(1.75)	22.72	3.66

See accompanying notes to the interim consolidated financial statements.

Manchester United plc

Interim consolidated statement of comprehensive income - unaudited

	Three months ended 31 March		Nine months ended 31 March
	2016 £’000	2015 £’000	2016 £’000	2015 £’000
Profit/(loss) for the period	13,761	(2,874)	37,328	6,015
Other comprehensive loss:
Items that may be subsequently reclassified to profit or loss:
Fair value movements on cash flow hedges	(14,006)	(19,618)	(35,466)	(49,976)
Tax credit relating to cash flow hedges	4,902	6,867	12,413	17,492
Other comprehensive loss for the period, net of tax	(9,104)	(12,751)	(23,053)	(32,484)
Total comprehensive income/(loss) for the period	4,657	(15,625)	14,275	(26,469)

See accompanying notes to the interim consolidated financial statements.

Manchester United plc

Interim consolidated balance sheet - unaudited

	Note	As of 31 March 2016 £’000	As of 30 June 2015 £’000	As of 31 March 2015 £’000
ASSETS
Non-current assets
Property, plant and equipment	14	247,200	250,626	252,494
Investment property	15	13,475	13,559	13,587
Goodwill	16	421,453	421,453	421,453
Players’ registrations and other intangible assets	17	230,230	238,944	237,760
Derivative financial instruments	19	2,692	—	1,323
Trade and other receivables	20	10,542	3,836	1,000
Deferred tax asset	26	133,640	133,640	147,284
		1,059,232	1,062,058	1,074,901
Current assets
Inventories	18	1,293	—	—
Derivative financial instruments	19	4,553	27	1,354
Trade and other receivables	20	95,238	83,627	107,716
Current tax receivable		—	124	124
Cash and cash equivalents	21	104,202	155,752	11,204
		205,286	239,530	120,398
Total assets		1,264,518	1,301,588	1,195,299

See accompanying notes to the interim consolidated financial statements.

Manchester United plc

Interim consolidated balance sheet (continued) - unaudited

	Note	As of 31 March 2016 £’000	As of 30 June 2015 £’000	As of 31 March 2015 £’000
EQUITY AND LIABILITIES
Equity
Share capital	22	52	52	52
Share premium		68,822	68,822	68,822
Merger reserve		249,030	249,030	249,030
Hedging reserve		(18,324)	4,729	(6,566)
Retained earnings		178,779	155,285	161,872
		478,359	477,918	473,210
Non-current liabilities
Derivative financial instruments	19	7,473	2,769	4,087
Trade and other payables	23	19,620	48,078	39,827
Borrowings	24	450,551	410,482	392,480
Deferred revenue	25	15,961	21,583	24,464
Deferred tax liabilities	26	12,740	17,311	26,569
		506,345	500,223	487,427
Current liabilities
Derivative financial instruments	19	2,407	2,966	2,340
Trade and other payables	23	163,014	131,283	118,135
Current tax liabilities		7,626	2,105	1,753
Borrowings	24	2,356	485	2,950
Deferred revenue	25	104,411	186,608	109,484
		279,814	323,447	234,662
Total equity and liabilities		1,264,518	1,301,588	1,195,299

See accompanying notes to the interim consolidated financial statements.

Manchester United plc

Interim consolidated statement of changes in equity - unaudited

	Share capital £’000	Share premium £’000	Merger reserve £’000	Hedging reserve £’000	Retained earnings £’000	Total equity £’000
Balance at 1 July 2014	52	68,822	249,030	25,918	154,828	498,650
Profit for the period	—	—	—	—	6,015	6,015
Cash flow hedges	—	—	—	(49,976)	—	(49,976)
Tax credit relating to cash flow hedges	—	—	—	17,492	—	17,492
Total comprehensive (loss)/income for the period	—	—	—	(32,484)	6,015	(26,469)
Equity-settled share-based payments	—	—	—	—	1,029	1,029
Balance at 31 March 2015	52	68,822	249,030	(6,566)	161,872	473,210
Loss for the period	—	—	—	—	(6,910)	(6,910)
Cash flow hedges	—	—	—	17,378	—	17,378
Tax credit relating to cash flow hedges	—	—	—	(6,083)	—	(6,083)
Total comprehensive income/(loss) for the period	—	—	—	11,295	(6,910)	4,385
Equity-settled share-based payments	—	—	—	—	323	323
Balance at 30 June 2015	52	68,822	249,030	4,729	155,285	477,918
Profit for the period	—	—	—	—	37,328	37,328
Cash flow hedges	—	—	—	(35,466)	—	(35,466)
Tax credit relating to cash flow hedges	—	—	—	12,413	—	12,413
Total comprehensive (loss)/income for the period	—	—	—	(23,053)	37,328	14,275
Equity-settled share-based payments	—	—	—	—	1,170	1,170
Dividends paid	—	—	—	—	(15,004)	(15,004)
Balance at 31 March 2016	52	68,822	249,030	(18,324)	178,779	478,359

Details of movements on the hedging reserve are provided in note 31.2.

See accompanying notes to the interim consolidated financial statements.

Manchester United plc

Interim consolidated statement of cash flows - unaudited

		Three months ended 31 March		Nine months ended 31 March
	Note	2016 £’000	2015 £’000	2016 £’000	2015 £’000
Cash flows from operating activities
Cash generated from/(used in) operations	27	14,493	(3,189)	45,601	45,732
Interest paid		(8,419)	(10,907)	(11,537)	(24,136)
Debt finance costs relating to borrowings		—	—	—	(824)
Interest received		129	368	246	457
Income tax paid		(296)	(1,271)	(1,898)	(2,281)
Net cash generated from/(used in) operating activities		5,907	(14,999)	32,412	18,948
Cash flows from investing activities
Purchases of property, plant and equipment		(207)	(293)	(783)	(4,086)
Proceeds from sale of property, plant and equipment		—	—	19	—
Purchases of players’ registrations and other intangible assets		(17,048)	(14,406)	(112,940)	(101,272)
Proceeds from sale of players’ registrations		956	3,447	36,729	20,163
Net cash used in investing activities		(16,299)	(11,252)	(76,975)	(85,195)
Cash flows from financing activities
Proceeds from borrowings		—	—	—	4,704
Repayment of borrowings		(94)	(102)	(277)	(301)
Dividends paid		(10,191)	—	(15,004)	—
Net cash (used in)/generated from financing activities		(10,285)	(102)	(15,281)	4,403
Net decrease in cash and cash equivalents		(20,677)	(26,353)	(59,844)	(61,844)
Cash and cash equivalents at beginning of period		121,611	37,115	155,752	66,365
Effects of exchange rate changes on cash and cash equivalents		3,268	442	8,294	6,683
Cash and cash equivalents at end of period	21	104,202	11,204	104,202	11,204

See accompanying notes to the interim consolidated financial statements.

Manchester United plc

Notes to the interim consolidated financial statements - unaudited

1                                General information

Manchester United plc (the “Company”) and its subsidiaries (together the “Group”) is a professional football club together with related and ancillary activities. The Company incorporated under the Companies Law (2011 Revision) of the Cayman Islands, as amended and restated from time to time. The Company’s shares are listed on the New York Stock Exchange under the symbol “MANU”.

These financial statements are presented in pounds sterling and all values are rounded to the nearest thousand (£’000) except when otherwise indicated.

These interim consolidated financial statements were approved for issue by the Audit Committee of the Board of Directors on 13 May 2016.

2                                Basis of preparation

The interim consolidated financial statements of Manchester United plc have been prepared on a going concern basis and in accordance with International Accounting Standard 34 “Interim Financial Reporting”. The interim consolidated financial statements should be read in conjunction with the audited consolidated financial statements and notes thereto for the year ended 30 June 2015, as filed with the Securities and Exchange Commission on 15 October 2015, contained within the Company’s Annual Report on Form 20-F, which were prepared in accordance with International Financial Reporting Standards (“IFRSs”), as issued by the International Accounting Standards Board (“IASB”) and IFRS Interpretations Committee (“IFRS IC”) interpretations. The report of the auditors on those financial statements was unqualified and did not contain an emphasis of matter paragraph. The results of operations for the interim periods should not be considered indicative of results to be expected for the full fiscal year.

Out of period adjustments

There were no out of period adjustments in the nine months ended 31 March 2016.

The interim consolidated financial statements for the nine months ended 31 March 2015 included an out of period adjustment which was not considered material to year ended 30 June 2015 nor the year ended 30 June 2014 annual financial statements.  The adjustment resulted in a credit of £1.9 million to the income statement in the three months ended 30 September 2014 related to broadcasting revenue that was in respect of the prior year.

Manchester United plc

Notes to the interim consolidated financial statements (continued) - unaudited

3                                Accounting policies

The accounting policies adopted are consistent with those of the consolidated financial statements for the year ended 30 June 2015, except as described below.

Taxes on income in the interim periods are accrued using the tax rate that would be applicable to expected total annual earnings.

Dividend distributions to the Company’s shareholders are recognised when they become legally payable. In the case of interim dividends, this is when they are paid.

The Group now holds material levels of inventory for the first time and has adopted the following new accounting policy for the financial year beginning on 1 July 2015:

Inventories are stated at the lower of cost and net realisable value. Cost is determined using the first-in, first-out (FIFO) method. The cost of finished goods comprises cost of purchase and, where appropriate, other directly attributable costs. It excludes borrowing costs. Net realisable value is the estimated selling price in the ordinary course of business, less applicable variable selling expenses.

New and amended standards adopted by the Group

The Group has adopted the following new and amended IFRS standards for the first time for the financial year beginning on 1 July 2015. None of these had a material impact on the interim consolidated financial statements of the Group.

•                  Amendment to IAS 32, “Financial Instruments: Presentation”

•                  Annual improvements to IFRSs 2012 - 2014

New and amended standards and interpretations issued but not yet adopted

The following new standards, amendments to standards and interpretations are not yet effective and have not been applied in preparing these interim consolidated financial statements. Adoption may affect the disclosures in the Group’s financial statements in the future. The adoption of these standards, amendments and interpretations is not expected to have a material impact on the consolidated financial statements of the Group, except as set out below.

•                  IFRS 9, “Financial instruments”. The Group has yet to fully consider the impact of IFRS 9 which it expects to adopt from 1 July 2018

•                  IFRS 15, “Revenue from contracts with customers”. The Group has yet to fully consider the impact of IFRS 15 which it expects to adopt from 1 July 2018

•                  IFRS 16, “Leases”. The Group has yet to fully consider the impact of IFRS 16 which it expects to adopt from 1 July 2019

•                  Amendment to IAS 12, “Income taxes”

•                  Amendment to IAS 7, “Cashflow statements”

There are no other IFRSs or IFRS IC interpretations that are not yet effective that would be expected to have a material impact on the Group.

Manchester United plc

Notes to the interim consolidated financial statements (continued) - unaudited

4                                Estimates

The preparation of interim financial statements requires management to make judgements, estimates and assumptions that affect the application of accounting policies and the reported amounts of assets and liabilities, income and expense. Actual results may differ from these estimates. The areas involving a higher degree of judgement or complexity, or areas where assumptions and estimates are significant to the interim consolidated financial statements are considered to be revenue recognition — minimum guarantee payable by adidas, revenue recognition - estimates in certain commercial contracts, impairment of goodwill, players’ registrations — contingent consideration estimates, and recognition of deferred tax assets.

In preparing these interim consolidated financial statements, the significant judgements made by management in applying the Group’s accounting policies and the key sources of estimation uncertainty were the same as those that applied to the consolidated financial statements for the year ended 30 June 2015, with the exception of changes in estimates that are required in determining the provision for income taxes and management’s estimate that the full minimum guarantee amount will be received from adidas on the grounds that management do not expect two consecutive seasons of non-participation in the Champions League during the term of the agreement.

Manchester United plc

Notes to the interim consolidated financial statements (continued) - unaudited

5                                Seasonality of revenue

We experience seasonality in our revenue and cash flow, limiting the overall comparability of interim financial periods. In any given interim period, our total revenue can vary based on the number of games played in that period, which affects the amount of Matchday and Broadcasting revenue recognised. Similarly, certain of our costs are derived from hosting games at Old Trafford, and these costs will also vary based on the number of games played in the period. We historically recognize the most revenue in our second and third fiscal quarters due to the scheduling of matches. However, a strong performance by our first team in the Champions League and domestic cups could result in significant additional Broadcasting and Matchday revenue, and consequently we may recognize the most revenue in our fourth fiscal quarter in those years.

Commercial revenue comprises revenue receivable from the exploitation of the Manchester United brand through sponsorship and other commercial agreements, including minimum guaranteed revenue, and fees for the Manchester United first team undertaking tours. For sponsorship contracts any additional revenue receivable over and above the minimum guaranteed revenue contained in the sponsorship and licensing agreements is taken to revenue when a reliable estimate of the future performance of the contract can be obtained and it is probable that the amounts will not be recouped by the sponsor in future years. Revenue is recognized over the term of the sponsorship agreement in line with the performance obligations included within the contract and based on the sponsorship rights enjoyed by the individual sponsor. In instances where the sponsorship rights remain the same over the duration of the contract, revenue is recognised on a straight-line basis. In respect of contracts with multiple elements, the Group allocates the total consideration receivable to each separately identifiable element based on their relative fair values, and then recognizes the allocated revenue on a straight-line basis over the relevant period of each element. Minimum guaranteed revenue under the agreement with adidas is subject to certain adjustments. Management’s current best estimate is that the full minimum guarantee amount will be received, as management do not expect two consecutive seasons of non-participation in the Champions League.

Broadcasting rights revenue represents revenue receivable from all UK and overseas media contracts, including contracts negotiated centrally by the FA Premier League and UEFA. In addition, broadcasting rights revenue includes revenue receivable from the exploitation of Manchester United media rights through the internet or wireless applications. Distributions from the FA Premier League comprise a fixed element (which is recognized evenly as domestic home matches are played), facility fees for live coverage and highlights of domestic home and away matches (which are recognized when the respective match is played), and merit awards (which are only recognized when they are known at the end of the football season). Distributions from UEFA relating to participation in European cup competitions comprise market pool payments (which are recognized over the matches played in the competition, a portion of which reflects Manchester United’s performance relative to the other FA Premier League clubs in the competition) and fixed amounts for participation in individual matches (which are recognized when the matches are played).

Matchday revenue is recognized based on matches played throughout the year with revenue from each match being recognized only after the match to which the revenue relates has been played. Revenue from related activities such as Conference and Events or the Museum is recognized as the event or service is provided or the facility is enjoyed. Matchday revenue includes revenue receivable from all domestic and European match day activities from Manchester United games at Old Trafford, together with the Group’s share of gate receipts from cup matches not played at Old Trafford (where applicable), and fees for arranging other events at the Old Trafford stadium. The share of gate receipts payable to the other participating club and competition organiser for cup matches played at Old Trafford (where applicable) is treated as an operating expense.

Manchester United plc

Notes to the interim consolidated financial statements (continued) - unaudited

6                                Segment information

The principal activity of the Group is the operation of a professional football club. All of the activities of the Group support the operation of the football club and the success of the first team is critical to the on-going development of the Group. Consequently the Chief Operating Decision Maker (being the Board and Executive Officers of Manchester United plc) regards the Group as operating in one material segment, being the operation of a professional football club.

All revenue derives from the Group’s principal activity in the United Kingdom. Revenue can be analysed into its three main components as follows:

	Three months ended 31 March		Nine months ended 31 March
	2016 £’000	2015 £’000	2016 £’000	2015 £’000
Commercial	65,849	47,842	203,116	151,029
Broadcasting	27,764	21,713	92,636	66,908
Matchday	29,831	25,415	85,018	71,464
	123,444	94,970	380,770	289,401

All non-current assets, other than US deferred tax assets, are held within the United Kingdom.

7                                Operating expenses

	Three months ended 31 March		Nine months ended 31 March
	2016 £’000	2015 £’000	2016 £’000	2015 £’000
Employee benefit expenses	(56,154)	(50,111)	(170,706)	(148,258)
Depreciation - property, plant and equipment (note 14)	(2,496)	(2,441)	(7,407)	(7,281)
Depreciation - investment property (note 15)	(28)	(28)	(84)	(84)
Amortization (note 17)	(21,164)	(25,708)	(64,950)	(73,931)
Other operating expenses	(22,326)	(19,413)	(67,431)	(52,974)
Exceptional items (note 8)	—	(1,275)	—	(2,336)
	(102,168)	(98,976)	(310,578)	(284,864)

Manchester United plc

Notes to the interim consolidated financial statements (continued) - unaudited

8                                Exceptional items

	Three months ended 31 March		Nine months ended 31 March
	2016 £’000	2015 £’000	2016 £’000	2015 £’000
Professional adviser fees related to public sale of shares	—	(28)	—	(1,089)
Football League pension scheme deficit	—	(1,247)	—	(1,247)
	—	(1,275)	—	(2,336)

Professional adviser fees relating to the public sale of Class A ordinary shares are recognized as an expense when they are not directly attributable to the issue of new shares or when a particular offer is no longer being pursued.

The Football League pension scheme deficit reflected the present value of the additional contributions the Group is expected to pay to make good the increased deficit of the scheme as per the latest actuarial valuation at 31 August 2014 (see note 30 for further details).

9                               Profit/(loss) on disposal of players’ registrations

	Three months ended 31 March		Nine months ended 31 March
	2016 £’000	2015 £’000	2016 £’000	2015 £’000
Profit/(loss) on disposal of players’ registrations	1,950	(2,842)	(4,838)	15,243
Player loan fee income	—	1,286	—	2,961
	1,950	(1,556)	(4,838)	18,204

Manchester United plc

Notes to the interim consolidated financial statements (continued) - unaudited

10         Net finance costs

	Three months ended 31 March		Nine months ended 31 March
	2016 £’000	2015 £’000	2016 £’000	2015 £’000
Interest payable on bank loans, overdrafts and deferred element of terminated interest rate swap	(278)	(443)	(1,023)	(1,429)
Interest payable on secured term loan facility and senior secured notes	(4,452)	(5,630)	(12,678)	(15,964)
Amortization of issue costs on secured term loan facility and senior secured notes	(193)	(561)	(485)	(1,623)
Costs associated with debt refinancing	—	63	—	(1,232)
Foreign exchange gains/(losses) on re-translation of unhedged US dollar borrowings	242	—	(972)	—
Unwinding of discount relating to player transfer fees	(417)	(662)	(2,030)	(2,174)
Fair value movement on derivative financial instruments:
Embedded foreign exchange derivatives	1,351	1,511	4,263	3,997
Interest rate swaps	—	52	—	44
Ineffectiveness on cash flow hedges	—	(234)	—	—
Total finance costs	(3,747)	(5,904)	(12,925)	(18,381)
Total finance income - interest receivable on short-term bank deposits	185	37	290	136
Net finance costs	(3,562)	(5,867)	(12,635)	(18,245)

Manchester United plc

Notes to the interim consolidated financial statements (continued) - unaudited

11         Tax

	Three months ended 31 March		Nine months ended 31 March
	2016 £’000	2015 £’000	2016 £’000	2015 £’000
Current tax
Current tax on result for the period	(2,872)	(468)	(7,360)	(623)
Adjustment in respect of previous years	(184)	(101)	(184)	(101)
Double taxation relief	296	1,277	1,137	1,277
Foreign tax suffered	(301)	(1,289)	(1,142)	(1,463)
Total current tax expense	(3,061)	(581)	(7,549)	(910)
Deferred tax
Origination and reversal of temporary differences	(2,923)	8,791	(7,923)	2,084
Adjustment in respect of previous years	81	345	81	345
Total deferred tax (expense)/credit	(2,842)	9,136	(7,842)	2,429
Total tax (expense)/credit	(5,903)	8,555	(15,391)	1,519

Tax is recognised based on management’s estimate of the weighted average annual tax rate expected for the full financial year. Based on current forecasts, the estimated weighted average annual tax rate used for the year to 30 June 2016 is 35.9% (30 June 2015: 32.4%). The total tax expense also includes a credit of £3.6 million (30 June 2015: credit of £1.6 million) mainly relating to foreign exchange gains arising on US dollar denominated tax bases.

Manchester United plc

Notes to the interim consolidated financial statements (continued) - unaudited

12         Earnings/(loss) per share

(a)        Basic

Basic earnings/(loss) per share is calculated by dividing the profit/(loss) for the period by the weighted average number of ordinary shares in issue during the period.

	Three months ended 31 March		Nine months ended 31 March
	2016	2015	2016	2015
Profit/(loss) for the period (£’000)	13,761	(2,874)	37,328	6,015
Class A ordinary shares (thousands)	39,892	39,797	39,889	39,794
Class B ordinary shares (thousands)	124,000	124,000	124,000	124,000
Basic earnings/(loss) per share (pence)	8.40	(1.75)	22.78	3.67

(b)        Diluted

Diluted earnings/(loss) per share is calculated by adjusting the weighted average number of ordinary shares in issue during the year to assume conversion of all dilutive potential ordinary shares. The Company has one category of dilutive potential ordinary shares: share awards pursuant to the 2012 Equity Incentive Plan (the “Equity Plan”). Share awards pursuant to the Equity Plan are assumed to have been converted into ordinary shares at the beginning of the financial year.

	Three months ended 31 March		Nine months ended 31 March
	2016	2015	2016	2015
Profit/(loss) for the period (£’000)	13,761	(2,874)	37,328	6,015
Class A ordinary shares (thousands)	39,892	39,797	39,889	39,797
Adjustment for assumed conversion into Class A ordinary shares (thousands)	396	343	399	343
Class B ordinary shares (thousands)	124,000	124,000	124,000	124,000
Basic earnings/(loss) per share (pence)	8.38	(1.75)	22.72	3.66

13         Dividends

Dividends paid in the nine months ended 31 March 2016 amounted to $22,126,000 ($0.135 per share), the pounds sterling equivalent of which was £15,004,000. Dividends paid in the nine months ended 31 March 2015 amounted to $nil ($nil per share). On 13 May 2016 our board of directors announced that it had approved the payment of a further dividend of $0.045 per share (2015: $nil) to be paid on 10 June 2016.

Manchester United plc

Notes to the interim consolidated financial statements (continued) - unaudited

14         Property, plant and equipment

	Freehold property £’000	Plant and machinery £’000	Fixtures and fittings £’000	Total £’000
Cost
At 1 July 2015	270,047	39,826	40,269	350,142
Additions	173	235	3,631	4,039
Disposals	—	(1,561)	(73)	(1,634)
Transfers	(604)	600	4	—
At 31 March 2016	269,616	39,100	43,831	352,547
Accumulated depreciation
At 1 July 2015	40,228	34,091	25,197	99,516
Charge for the period	2,521	1,800	3,086	7,407
Disposals	—	(1,520)	(56)	(1,576)
At 31 March 2016	42,749	34,371	28,227	105,347
Net book amount
At 31 March 2016	226,867	4,729	15,604	247,200
At 30 June 2015	229,819	5,735	15,072	250,626

Cost
At 1 July 2014	270,319	39,761	35,427	345,507
Additions	47	1,059	3,815	4,921
Disposals	—	(1,098)	(227)	(1,325)
At 31 March 2015	270,366	39,722	39,015	349,103
Accumulated depreciation
At 1 July 2014	36,895	32,476	21,277	90,648
Charge for the period	2,497	1,941	2,843	7,281
Disposals	—	(1,094)	(226)	(1,320)
At 31 March 2015	39,392	33,323	23,894	96,609
Net book amount
At 31 March 2015	230,974	6,399	15,121	252,494

Manchester United plc

Notes to the interim consolidated financial statements (continued) - unaudited

15         Investment property

Total £’000
Cost
At 1 July 2015	19,128
Additions	—
At 31 March 2016	19,128
Accumulated depreciation and impairment
At 1 July 2015	5,569
Charge for the period	84
At 31 March 2016	5,653
Net book amount
At 31 March 2016	13,475
At 30 June 2015	13,559

Cost
At 1 July 2014	19,128
Additions	—
At 31 March 2015	19,128
Accumulated depreciation and impairment
At 1 July 2014	5,457
Charge for the period	84
At 31 March 2015	5,541
Net book amount
At 31 March 2015	13,587

Management obtained an external valuation report carried out in accordance with the Royal Institution of Chartered Surveyors (“RICS”) Valuation - Professional Standards, January 2014 as of 30 June 2015 which supported the carrying value of investment property as of that date and consequently there were no changes to the net book amount. Management has considered the carrying amount of investment property as of 31 March 2016 and concluded that, as there are no indicators of impairment, an impairment test is not required. The external valuation was carried out on the basis of Market Value, as defined in the RICS Valuation — Professional Standards, January 2014. Fair value of investment property is determined using inputs that are not based on observable market data, consequently the asset is categorized as Level 3 (see note 31.3). The fair value of investment property as of 31 March 2016 was £14,138,000.

Manchester United plc

Notes to the interim consolidated financial statements (continued) - unaudited

16     Goodwill

Total £’000
Cost and net book value at 31 March 2016, 30 June 2015 and 31 March 2015	421,453

Goodwill is not subject to amortization and is tested annually for impairment (normally at the end of the third fiscal quarter) or more frequently if events or changes in circumstances indicate a potential impairment.

An impairment test has been performed on the carrying value of goodwill based on value-in-use calculations. The value-in-use calculations have used pre-tax cash flow projections based on the financial budgets approved by management covering a five year period. The budgets are based on past experience in respect of revenues, variable and fixed costs, player and capital expenditure and working capital assumptions. For each accounting period, cash flows beyond the five year period are extrapolated using a terminal growth rate of 2.5% (2015: 2.5%), which does not exceed the long term average growth rate for the UK economy in which the cash generating unit operates.

The other key assumptions used in the value in use calculations for each period are the pre-tax discount rate, which has been determined at 10.1% (2015: 9.5%) for each period, and certain assumptions around progression in domestic and European cup competitions, notably the Champions League.

Management determined budgeted revenue growth based on historic performance and its expectations of market development. The discount rates are pre-tax and reflect the specific risks relating to the business.

The following sensitivity analysis was performed:

•             increase the discount rate by 2% (post-tax);

•             more prudent assumptions around qualification for European cup competitions.

In each of these scenarios the estimated recoverable amount substantially exceeds the carrying value for the cash generating unit and accordingly no impairment was identified.

Having assessed the future anticipated cash flows, management believes that any reasonably possible changes in key assumptions would not result in an impairment of goodwill.

Manchester United plc

Notes to the interim consolidated financial statements (continued) - unaudited

17         Players’ registrations and other intangible assets

	Players’ registrations £’000	Other intangible assets £’000	Total £’000
Cost
At 1 July 2015	465,830	951	466,781
Additions	116,677	1,216	117,893
Disposals	(113,713)	—	(113,713)
At 31 March 2016	468,794	2,167	470,961
Accumulated amortisation
At 1 July 2015	227,684	153	227,837
Charge for the period	64,834	116	64,950
Disposals	(52,056)	—	(52,056)
At 31 March 2016	240,462	269	240,731
Net book amount
At 31 March 2016	228,332	1,898	230,230
At 30 June 2015	238,146	798	238,944

Cost
At 1 July 2014	412,797	—	412,797
Additions	121,651	913	122,564
Disposals	(65,288)	—	(65,288)
At 31 March 2015	469,160	913	470,073
Accumulated amortisation
At 1 July 2014	208,225	—	208,225
Charge for the period	73,815	116	73,931
Disposals	(49,843)	—	(49,843)
At 31 March 2015	232,197	116	232,313
Net book amount
At 31 March 2015	236,963	797	237,760

Other intangible assets comprise website, mobile applications and trademark registration costs. Other intangible assets are fully amortized on a straight-line basis over the estimated useful lives of the assets, which is typically between 5 - 10 years.

Manchester United plc

Notes to the interim consolidated financial statements (continued) - unaudited

18         Inventories

	31 March 2016 £’000	30 June 2015 £’000	31 March 2015 £’000
Finished goods	1,293	—	—

The cost of inventories recognized as an expense and included in operating expenses for the nine months ended 31 March 2016 amounted to £6,285,000 (nine months ended 31 March 2015: £nil).

19         Derivative financial instruments

	31 March 2016		30 June 2015		31 March 2015
	Assets	Liabilities	Assets	Liabilities	Assets	Liabilities
	£’000	£’000	£’000	£’000	£’000	£’000
Derivatives that are designated and effective as hedging instruments carried at fair value:
Interest rate swaps	—	(6,960)	—	(111)	—	—
Financial instruments carried at fair value through profit or loss:
Embedded foreign exchange derivatives	4,223	—	27	(67)	2,677	—
Interest rate swaps	—	—	—	—	—	(2,026)
Forward foreign exchange contracts	3,022	(2,920)	—	(5,557)	—	(4,401)
	7,245	(9,880)	27	(5,735)	2,677	(6,427)
Less non-current portion:
Derivatives that are designated and effective as hedging instruments carried at fair value:
Interest rate swaps	—	(6,960)	—	(111)	—	—
Financial instruments carried at fair value through profit or loss:
Embedded foreign exchange derivatives	2,242	—	—	(67)	1,323	—
Interest rate swaps	—	—	—	—	—	(2,026)
Forward foreign exchange contracts	450	(513)	—	(2,591)	—	(2,061)
Non-current derivative financial instruments	2,692	(7,473)	—	(2,769)	1,323	(4,087)
Current derivative financial instruments	4,553	(2,407)	27	(2,966)	1,354	(2,340)

Further details of derivative financial instruments are provided in note 31.

Manchester United plc

Notes to the interim consolidated financial statements (continued) - unaudited

20         Trade and other receivables

	31 March 2016 £’000	30 June 2015 £’000	31 March 2015 £’000
Trade receivables	86,556	51,746	78,956
Less: provision for impairment of trade receivables	(6,590)	(3,897)	(4,212)
Net trade receivables	79,966	47,849	74,744
Other receivables	461	82	25
Accrued revenue	16,254	29,421	30,849
	96,681	77,352	105,618
Prepayments	9,099	10,111	3,098
	105,780	87,463	108,716
Less: non-current portion
Trade receivables	10,542	3,836	1,000
Non-current trade and other receivables	10,542	3,836	1,000
Current trade and other receivables	95,238	83,627	107,716

Net trade receivables include transfer fees receivable from other football clubs of £44,715,000 (30 June 2015: £20,693,000; 31 March 2015: £14,928,000) of which £10,542,000 (30 June 2015: £3,836,000; 31 March 2015: £1,000,000) is receivable after more than one year. Net trade receivables also include £23,871,000 (30 June 2015: £21,856,000; 31 March 2015: £47,977,000) of revenue that is contractually payable to the Group, but recorded in advance of the earnings process, with corresponding amounts recorded as deferred revenue liabilities.

21         Cash and cash equivalents

	31 March 2016 £’000	30 June 2015 £’000	31 March 2015 £’000
Cash at bank and in hand	104,202	155,752	11,204

Cash and cash equivalents for the purposes of the statement of cash flows are as above.

Manchester United plc

Notes to the interim consolidated financial statements (continued) - unaudited

22                        Share capital

	Number of shares (thousands)	Ordinary shares £’000
At 1 July 2014	163,778	52
Employee share-based compensation awards — issue of shares	19	—
At 31 March 2015	163,797	52
Employee share-based compensation awards — issue of shares	76	—
At 30 June 2015	163,873	52
Employee share-based compensation awards — issue of shares	19	—
At 31 March 2016	163,892	52

The Company has two classes of ordinary shares outstanding: Class A ordinary shares and Class B ordinary shares, each with a par value of $0.0005 per share. The rights of the holders of Class A ordinary shares and Class B ordinary shares are identical, except with respect to voting and conversion. Each Class A ordinary share is entitled to one vote per share and is not convertible into any other shares. Each Class B ordinary share is entitled to 10 votes per share and is convertible into one Class A ordinary share at any time. In addition, Class B ordinary shares will automatically convert into Class A ordinary shares upon certain transfers and other events, including upon the date when holders of all Class B ordinary shares cease to hold Class B ordinary shares representing, in the aggregate, at least 10% of the total number of Class A and Class B ordinary shares outstanding. For special resolutions (which are required for certain important matters including mergers and changes to the Company’s governing documents), which require the vote of two-thirds of the votes cast, at any time that Class B ordinary shares remain outstanding, the voting power permitted to be exercised by the holders of the Class B ordinary shares will be weighted such that the Class B ordinary shares shall represent, in the aggregate, 67% of the voting power of all shareholders.

As of 31 March 2016, the Company’s issued share capital comprised 39,892,289 Class A ordinary shares and 124,000,000 Class B ordinary shares.

Manchester United plc

Notes to the interim consolidated financial statements (continued) - unaudited

23         Trade and other payables

	31 March 2016 £’000	30 June 2015 £’000	31 March 2015 £’000
Trade payables	125,854	118,969	104,566
Other payables	2,866	2,064	7,982
Accrued expenses	45,113	45,616	38,324
	173,833	166,649	150,872
Social security and other taxes	8,801	12,712	7,090
	182,634	179,361	157,962
Less: non-current portion:
Trade payables	18,368	46,512	38,157
Other payables	1,252	1,566	1,670
Non-current trade and other payables	19,620	48,078	39,827
Current trade and other payables	163,014	131,283	118,135

Trade payables include transfer fees and other associated costs in relation to the acquisition of players’ registrations of £122,485,000 (30 June 2015: £114,937,000; 31 March 2015: £103,621,000) of which £18,368,000 (30 June 2015: £46,512,000; 31 March 2015: £38,157,000) is due after more than one year.

The fair value of trade and other payables is not materially different to their carrying amount.

Manchester United plc

Notes to the interim consolidated financial statements (continued) - unaudited

24                          Borrowings

	31 March 2016 £’000	30 June 2015 £’000	31 March 2015 £’000
Senior secured notes due 2027	292,106	265,734	—
Secured term loan facility due 2025	154,176	140,182	209,559
Senior secured notes due 2017	—	—	177,555
Secured bank loan due 2018	4,658	4,937	5,788
Accrued interest on senior secured notes	1,967	114	2,528
	452,907	410,967	395,430
Less: non-current portion:
Senior secured notes due 2027	292,106	265,734	—
Secured term loan facility due 2025	154,176	140,182	209,559
Senior secured notes due 2017	—	—	177,555
Secured bank loan due 2018	4,269	4,566	5,366
Non-current borrowings	450,551	410,482	392,480
Current borrowings	2,356	485	2,950

The senior secured notes due 2027 of £292,106,000 (30 June 2015: £265,734,000; 31 March 2015: £nil) are stated net of unamortized issue costs amounting to £4,432,000 (30 June 2015: £4,760,000; 31 March 2015: £nil). The outstanding principal amount of the notes is $425,000,000 (30 June 2015: $425,000,000; 31 March 2015: $nil). The notes have a fixed coupon rate of 3.79% per annum and interest is paid semi-annually. The notes mature on 25 June 2027.

The notes were issued by our wholly-owned finance subsidiary, MU Finance plc, and are guaranteed by Red Football Limited, Red Football Junior Limited, Manchester United Limited and Manchester United Football Club Limited and are secured against substantially all of the assets of those entities.

The secured term loan facility due 2025 of £154,176,000 (30 June 2015: £140,182,000; 31 March 2015: £209,559,000) is stated net of unamortized issue costs amounting to £2,816,000 (30 June 2015: £3,021,000; 31 March 2015: £2,876,000). The outstanding principal amount of the loan is $225,000,000 (30 June 2015: $225,000,000; 31 March 2015: $315,700,000). The loan attracts interest of US dollar LIBOR plus an applicable margin of between 1.25% and 1.75% per annum and interest is paid monthly. The remaining balance of the loan is repayable on 26 June 2025, although the Group continues to have the option to repay the loan at any time.

The loan was provided to our wholly-owned finance subsidiary, MU Finance plc, and is guaranteed by Red Football Limited, Red Football Junior Limited, Manchester United Limited, Manchester United Football Club Limited and MU Finance plc and is secured against substantially all of the assets of each of those entities.

The senior secured notes due 2017 of £nil (30 June 2015: £nil; 31 March 2015: £177,555,000) were stated net of unamortized issue discount and unamortized debt finance costs amounting to £nil (30 June 2015: £nil; 31 March 2015: £3,577,000). The outstanding principal amount of the notes is $nil (30 June 2015: $nil; 31 March 2015: $269,180,000). The notes had a fixed coupon rate of 8.375% per annum.

Manchester United plc

Notes to the interim consolidated financial statements (continued) - unaudited

24                          Borrowings (continued)

The secured bank loan due 2018 of £4,658,000 (30 June 2015: £4,937,000; 31 March 2015: £5,788,000) comprises a bank loan within Alderley Urban Investments Limited, a subsidiary of Manchester United Limited, that attracts interest of LiBOR + 1% per annum. £1,014,000 (30 June 2015: £1,293,000; 31 March 2015: £1,589,000) is repayable in quarterly instalments through to July 2018, with the remaining balance of £3,644,000 (30 June 2015: £3,644,000; 31 March 2015: £4,199,000) being re-payable at par on 9 July 2018. The loan is secured by way of a first legal charge over a Group investment property, known as the Manchester International Freight Terminal, and the loan is also guaranteed by Manchester United Limited.

The Group also has undrawn committed borrowing facilities of £125,000,000 (30 June 2015: £125,000,000; 31 March 2015: £75,000,000). The Group also has (subject to certain conditions) the ability to incur a further £25,000,000 by way of incremental facilities. The facility terminates on 26 June 2021 (although it may be possible for any incremental facilities to terminate after such date). Drawdowns would attract interest of LIBOR or EURIBOR plus an applicable margin of between 1.25% and 1.75% per annum (depending on the total net leverage ratio at that time). No drawdowns were made from these facilities during 2016 or 2015.

As of 31 March 2016, the Group was in compliance with all covenants in relation to borrowings.

25                          Deferred revenue

	31 March 2016 £’000	30 June 2015 £’000	31 March 2015 £’000
Total	120,372	208,191	133,948
Less non-current deferred revenue	(15,961)	(21,583)	(24,464)
Current deferred revenue	104,411	186,608	109,484

Revenue from commercial, broadcasting and matchday activities received in advance of the period to which it relates is treated as deferred revenue. The deferred revenue is then released to revenue in accordance with the substance of the relevant agreements or, where applicable, as matches are played. The Group receives substantial amounts of deferred revenue prior to the previous financial year end which is then released to revenue throughout the current and, where applicable, future financial years.

Manchester United plc

Notes to the interim consolidated financial statements (continued) - unaudited

26                          Deferred tax

Deferred tax assets and liabilities are offset where the Group has a legally enforceable right to do so. The following is the analysis of the deferred tax balances (after allowable offset) for financial reporting purposes:

	31 March 2016 £’000	30 June 2015 £’000	31 March 2015 £’000
US deferred tax assets	(133,640)	(133,640)	(147,284)
UK deferred tax liabilities	12,740	17,311	26,569
Net deferred tax asset	(120,900)	(116,329)	(120,715)

The movements in the net deferred tax asset are as follows:

	31 March 2016 £’000	30 June 2015 £’000	31 March 2015 £’000
At the beginning of the period	(116,329)	(100,794)	(100,794)
Expensed/(credited) to the income statement	7,842	(4,126)	(2,429)
Credited to other comprehensive income	(12,413)	(11,409)	(17,492)
At the end of the period	(120,900)	(116,329)	(120,715)

The main rate of UK corporate tax will reduce by 1% to 19% from 1 April 2017 and by a further 1% to 18% from 1 April 2020. These changes were substantively enacted on 26 October 2015 and consequently UK deferred tax balances have been re-measured to 18%.

Manchester United plc

Notes to the interim consolidated financial statements (continued) - unaudited

27                        Cash generated from operations

	Three months ended 31 March		Nine months ended 31 March
	2016 £’000	2015 £’000	2016 £’000	2015 £’000
Profit/(loss) before tax	19,664	(11,429)	52,719	4,496
Depreciation	2,524	2,469	7,491	7,365
Amortization	21,164	25,708	64,950	73,931
(Profit)/loss on disposal of players’ registrations	(1,950)	1,556	4,838	(18,204)
Net finance costs	3,562	5,867	12,635	18,245
Loss on disposal of property, plant and equipment	—	—	10	5
Equity-settled share-based payments	375	322	1,170	1,029
Net exchange differences	(255)	438	1,934	(530)
Fair value adjustment to derivative financial instruments	(1,583)	3,131	(5,629)	4,342
Reclassified from hedging reserve	345	(1,383)	1,008	(3,774)
Decrease/(increase) in inventories	211	—	(1,293)	—
(Increase)/decrease in trade and other receivables	(12,605)	(22,468)	1,774	29,930
Decrease in trade and other payables and deferred revenue	(16,959)	(7,400)	(96,006)	(71,103)
Cash generated from/(used in) operations	14,493	(3,189)	45,601	45,732

28                          Contingencies

At 31 March 2016, the Group had no material contingent liabilities in respect of legal claims arising in the ordinary course of business. Contingent transfer fees are disclosed in note 29.3.

Manchester United plc

Notes to the interim consolidated financial statements (continued) - unaudited

29                        Commitments

29.1              Operating lease commitments

The Group leases various premises and plant and equipment under non-cancellable operating lease agreements. The Group leases out its investment properties.

29.2                Capital commitments

At 31 March 2016 the Group had capital commitments amounting to £4.2 million (30 June 2015: £0.2 million; 31 March 2015: £3.3 million).

29.3                Transfer fees payable

Under the terms of certain contracts with other football clubs in respect of player transfers, additional amounts, in excess of the amounts included in the cost of players’ registrations, would be payable by the Group if certain substantive performance conditions are met. These excess amounts are only recognised within the cost of players’ registrations when the Company considers that it is probable that the condition related to the payment will be achieved. For MUFC appearances, the Company estimates the probability of the player achieving the contracted number of appearances. The conditions relating to the signing of a new contract and international appearances are only considered to be probable once they have been achieved. The maximum additional amounts that could be payable is £34,576,000 (30 June 2015: £26,271,000; 31 March 2015: £23,788,000).

At 31 March 2016 the potential amount payable by type of condition and category of player was:

Type of condition	First team squad £’000	Other £’000	Total £’000
MUFC appearances/new contract	18,223	5,056	23,279
International appearances	11,137	160	11,297
	29,360	5,216	34,576

Similarly, under the terms of contracts with other football clubs for player transfers, additional amounts would be payable to the Group if certain specific performance conditions are met. In accordance with the recognition criteria for contingent assets, such amounts are only disclosed by the Group when probable and recognized when virtually certain. As of 31 March 2016, the amount of such receipt considered to be probable was £1.3 million (30 June 2015: £2.2 million; 31 March 2015: £nil).

Manchester United plc

Notes to the interim consolidated financial statements (continued) - unaudited

30                        Pension arrangements

Certain employees of the Group are members of The Football League Limited Pension and Life Assurance Scheme (“the Scheme”). Accrual of benefits on a final salary basis was suspended with effect from 31 August 1999 following an actuarial review which revealed a substantial deficit. As one of 92 participating employers, the Group is unable to identify its share of the assets and liabilities of the Scheme and therefore accounts for its contributions as if they were paid to a defined contribution scheme. The Group is advised only of the additional contributions it is required to pay to make good the deficit. The Group has received confirmation that the assets and liabilities of the Scheme cannot be split between the participating employers. Full provision has been made for the additional contributions that the Group has been requested to pay to help fund the deficit as it is principally attributable to employees who have left the Group or retired. These contributions could increase in the future if one or more of the participating employers exits the Scheme.

The last triennial actuarial valuation of the Scheme was carried out at 31 August 2014 where the total deficit on the ongoing valuation basis was £21.8 million. The accrual of benefits ceased within the Scheme on 31 August 1999, therefore there are no contributions relating to current accrual. The Group pays monthly contributions based on a notional split of the total expenses and deficit contributions of the Scheme.

The Group currently pays total contributions of £437,000 per annum and, based on the actuarial valuation assumptions, will be sufficient to pay off the deficit by 28 February 2020.  As of 31 March 2016, the present value of the Group’s outstanding contributions (i.e. its future liability) is £1,670,000. This amounts to £418,000 (30 June 2015: £414,000; 31 March 2015: £413,000) due within one year and £1,252,000 (30 June 2015: £1,566,000; 31 March 2015: £1,670,000) due after more than one year and is included within other payables.

Contributions are also made to defined contribution pension arrangements and are charged to the income statement in the period in which they become payable.

Manchester United plc

Notes to the interim consolidated financial statements (continued) - unaudited

31                          Financial risk management

31.1                Financial risk factors

The Group’s activities expose it to a variety of financial risks: market risk (including currency risk and interest rate risk), credit risk, and liquidity risk.

The interim consolidated financial statements do not include all financial risk management information and disclosures required in the annual financial statements, they should be read in conjunction with the audited consolidated financial statements and notes thereto for the year ended 30 June 2015, as filed with the Securities and Exchange Commission on 15 October 2015, in the Company’s Annual Report on Form 20-F.

There have been no changes in risk management since the previous financial year end or in any risk management policies.

31.2                Hedging activities

The Group uses derivative financial instruments to hedge certain exposures, and has designated certain derivatives as hedges of cash flows (cash flow hedge).

The Group hedges the foreign exchange risk on contracted future US dollar revenues whenever possible using the Group’s US dollar net borrowings as the hedging instrument. The foreign exchange gains or losses arising on re-translation of the Group’s US dollar net borrowings used in the hedge are initially recognized in other comprehensive income, rather than being recognized in the income statement immediately. Amounts previously recognized in other comprehensive income and accumulated in the hedging reserve are subsequently reclassified into the income statement in the same accounting period, and within the same income statement line (i.e. Commercial revenue), as the underlying future US dollar revenues, which given the varying lengths of the commercial revenue contracts will be between April 2016 to June 2021. The foreign exchange gains or losses arising on re-translation of the Group’s unhedged US dollar borrowings are recognized in the income statement immediately. The table below details the net borrowings being hedged at the balance sheet date:

	31 March 2016 $’000	30 June 2015 $’000	31 March 2015 $’000
USD borrowings	650,000	650,000	584,880
USD cash	(82,600)	(138,500)	(21,700)
Net USD debt	567,400	511,500	563,180
Hedged future USD revenues	(490,988)	(470,404)	(563,180)
Unhedged USD borrowings	76,412	41,096	—
Closing USD exchange rate ($: £)	1.4332	1.5712	1.4861

Manchester United plc

Notes to the interim consolidated financial statements (continued) - unaudited

31                          Financial risk management (continued)

31.2                Hedging activities (continued)

The Group hedges its cash flow interest rate risk where appropriate using interest rate swaps at contract lengths consistent with the repayment schedule of the borrowings. Such interest rate swaps have the economic effect of converting borrowings from floating rates to fixed rates. The following table details the interest rate swaps at the balance sheet date that are used to hedge borrowings:

	31 March 2016	30 June 2015	31 March 2015
Principal value of loan outstanding ($’000)	225,000	225,000	292,023
Rate received	1 month $ LIBOR	1 month $ LIBOR	3 month $ LIBOR
Rate paid	Fixed 2.032%	Fixed 2.032%	Fixed 1.308%
Expiry date	30 June 2024	30 June 2024	21 June 2018

As of 31 March 2016 the fair value of the above interest rate swaps was a liability of £6,960,000 (30 June 2015: liability of £111,000; 31 March 2015: asset of £791,000).

Details of movements on the hedging reserve are as follows:

	Future US dollar revenues £’000	Interest rate swap £’000	Total, before tax £’000	Tax £’000	Total, after tax £’000
Balance at 1 July 2014	40,021	(147)	39,874	(13,956)	25,918
Foreign exchange loss on hedged US dollar net borrowings	(45,231)	—	(45,231)	15,831	(29,400)
Reclassified to income statement	(3,774)	—	(3,774)	1,321	(2,453)
Fair value movement	—	(971)	(971)	340	(631)
Movement recognized in other comprehensive income	(49,005)	(971)	(49,976)	17,492	(32,484)
Balance at 31 March 2015	(8,984)	(1,118)	(10,102)	3,536	(6,566)
Foreign exchange gain on hedged US dollar net borrowings	17,310	—	17,310	(6,060)	11,250
Reclassified to income statement	(939)	—	(939)	329	(610)
Fair value movement	—	1,007	1,007	(352)	655
Movement recognized in other comprehensive income	16,371	1,007	17,378	(6,083)	11,295
Balance at 30 June 2015	7,387	(111)	7,276	(2,547)	4,729
Foreign exchange loss on hedged US dollar net borrowings	(29,625)	—	(29,625)	10,369	(19,256)
Reclassified to income statement	1,008	—	1,008	(353)	655
Fair value movement	—	(6,849)	(6,849)	2,397	(4,452)
Movement recognized in other comprehensive income	(28,617)	(6,849)	(35,466)	12,413	(23,053)
Balance at 31 March 2016	(21,230)	(6,960)	(28,190)	9,866	(18,324)

Manchester United plc

Notes to the interim consolidated financial statements (continued) - unaudited

31                          Financial risk management (continued)

31.3                Fair value estimation

The following table presents the assets and liabilities that are measured at fair value. The fair value hierarchy used in measuring fair value has the following levels:

•             Level 1 - quoted prices (unadjusted) in active markets for identical assets or liabilities;

•             Level 2 - inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly (i.e. as prices) or indirectly (i.e. derived from prices);

•             Level 3 - inputs for the asset or liability that are not based on observable market data (unobservable inputs).

	31 March 2016 £’000	30 June 2015 £’000	31 March 2015 £’000
Assets
Derivative financial assets at fair value through profit or loss	7,245	27	2,677
Liabilities
Derivative financial liabilities designated as cash flow hedges	(6,960)	(111)	(1,119)
Derivative financial liabilities at fair value through profit or loss	(2,920)	(5,624)	(5,308)
	(2,635)	(5,708)	(3,750)

The fair value of financial instruments that are not traded in an active market is determined by using valuation techniques. These valuation techniques maximise the use of observable market data where it is available and rely as little as possible on entity specific estimates. If all significant inputs required to fair value an instrument are observable, the instrument is categorized as Level 2. All of the financial instruments detailed above are categorized as Level 2. Specific valuation techniques used include:

•             The fair value of forward foreign exchange contracts is determined using forward exchange rates at the balance sheet date, with the resulting value discounted back to present value;

•             The fair value of interest rate swaps is calculated as the present value of the estimated future cash flows based on observable yield curves;

•             The fair value of embedded foreign exchange derivatives is determined as the change in the fair value of the embedded derivative at the contract inception date and the fair value of the embedded derivative at the balance sheet date; the fair value of the embedded derivative is determined using forward exchange rates with the resulting value discounted to present value.

Manchester United plc

Notes to the interim consolidated financial statements (continued) - unaudited

32                          Related party transactions

The immediate parent undertaking of Manchester United plc is Red Football LLC, a company incorporated in the state of Delaware. The ultimate parent undertaking and controlling party is Red Football Limited Partnership, a limited partnership formed in the state of Nevada, United States of America whose general partner is Red Football General Partner, Inc., a corporation formed in the state of Nevada, United States of America. Red Football Limited Partnership and Red Football General Partner, Inc. are controlled by family trusts affiliated with the Glazer family.

Mr. Kevin Glazer, a director of the Company, and certain members of his immediate family held an interest in the Group’s US dollar denominated senior secured notes due 2017. The principal amount of the Group’s senior secured notes due 2017 held by Mr. Kevin Glazer and certain members of his immediate family at 31 March 2016 was $nil (30 June 2015: $nil; 31 March 2015: $7.3 million). The US dollar denominated notes had a fixed coupon rate of 8.375%. Interest payable to Mr. Kevin Glazer and certain members of his immediate family during the nine months ended 31 March 2016 amounted to £nil (nine months ended 31 March 2015: £286,000) of which £nil (30 June 2015: £nil; 31 March 2015: £66,000) was accrued at the period end.

33                          Subsidiaries

The following companies are the principal subsidiary undertakings of the Company as of 31 March 2016:

Subsidiaries	Principal activity	Issued share capital		Description of share classes owned
Red Football Finance Limited	Finance company	USD	0.01	100% Ordinary
Red Football Holdings Limited	Holding company	GBP	150,000,001	100% Ordinary
Red Football Shareholder Limited	Holding company	GBP	99	100% Ordinary
Red Football Joint Venture Limited	Holding company	GBP	99	100% Ordinary
Red Football Limited	Holding company	GBP	99	100% Ordinary
Red Football Junior Limited	Holding company	GBP	100	100% Ordinary
Manchester United Limited	Commercial company	GBP	26,519,248	100% Ordinary
Alderley Urban Investments Limited	Property investment	GBP	2	100% Ordinary
Manchester United Commercial Enterprises (Ireland) Limited	Property investment	EUR	13	100% Ordinary
Manchester United Football Club Limited	Professional football club	GBP	1,008,546	100% Ordinary
Manchester United Interactive Limited	Media company	GBP	10,000	100% Ordinary
MU Commercial Holdings Limited	Holding company	GBP	100	100% Ordinary
MU Commercial Holdings Junior Limited	Holding company	GBP	100	100% Ordinary
MU Finance plc	Debt-holding company	GBP	15,000,000	100% Ordinary
MU RAML Limited	Retail and licensing company	GBP	100	100% Ordinary
MUTV Limited	Subscription TV channel	GBP	2,400	100% Ordinary

All of the above are incorporated and operate in England and Wales, with the exception of Red Football Finance Limited which is incorporated and operates in the Cayman Islands and Manchester United Commercial Enterprises (Ireland) Limited which is incorporated and operates in Ireland.

Manchester United plc

Notes to the interim consolidated financial statements (continued) - unaudited

34                        Events after the reporting date

34.1              Dividends

On 13 May 2016 our board of directors announced that it had approved the payment of a further dividend of $0.045 per share (2015: $nil) to be paid on 10 June 2016.